Exhibit 99.398

Nextech AR To Exhibit at NRF 2022 Retail’s Big Show
January 16-18th At The Javits Center In NYC

VANCOUVER, B.C., Canada – January 11, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce that it will exhibit at the upcoming NRF 2022: Retail’s Big Show to showcase its ARitize 3D solution for ecommerce. Retail’s Big Show will have the biggest names in retail such as Walmart, Nordstrom, Best Buy, PepsiCo Foods, IBM, Macy’s, McDonald’s, Ralph Lauren, Foot Locker, Microsoft, Target, and more.

ARitize 3D Video - click here

Event Details
Dates: January 16-18, 2022
Location: JACOB K. JAVITS CONVENTION CENTER, New York City

Exhibitor Booth: # 1118
Register: https://nrfbigshow.nrf.com/register

At the show, Nextech will highlight its suite of ARitize 3D ecommerce solutions and enhancements to 3D AR models, including product hotspots, animations, 360+ exploded views, 3D swirl ads, configurator, 3D carousel, virtual staging and room decorator.

The Company’s proprietary ARM (Augmented Reality Management) system, along with its ARitize 3D technology, combine to address key pain points currently experienced by online retailers. Nextech’s solution integrates seamlessly into the PDP page, capturing 2D images and automatically transforming them into 3D AR assets. Online Ecommerce clients have experienced an uplift in sales, a decrease in returns and longer dwell times on the product pages.

To receive more information, or schedule a meeting with Nextech AR at NRF 2022, please contact:

Adrian Hinrichsen - SVP Business Development & Global Head of Digital Sales
adrian.hinrichsen@nextechar.com

Nextech AR has the most powerful, scalable, AI powered 3D/AR technology in the market, and is already working with large brands including Kohl’s, Sears, Pier 1, Kmart Australia, Ford and more. This breakthrough technology provides a full end-to-end WebAR augmented reality e-commerce solution for small, medium and enterprise businesses alike.

Augmented Reality empowers customers to visualize products in their space before buying. They can pinch, zoom, rotate and see all of the details of a product from all angles, bridging the gap between in-person and online shopping. It's an exciting, immersive shopping experience that keeps customers more engaged, better informed and helps brands to stand out from their competition.

Stock Options

The Company has granted 875,000 stock options to directors, officers, employees and consultants for the right to purchase up to an aggregate of 875,000 common shares of the Company (the “Options”). The Options vest over three years, at a price of $1.70 per share, being the closing price of the last trading day prior to the date of grant. All Options were granted in accordance with the Company's stock option plan.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.